BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Jefferies LLC

520 Madison Avenue

New York, New York 10022

September 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	a.k.a. Brands Holding Corp.

Registration Statement on Form S-1, as amended (File No. 333-259028)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of a.k.a. Brands Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on September 21, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we distributed approximately 1562 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

[BofA Securities, Inc. Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Nick Williams
Name: Nick Williams
Title: Managing Director

[Credit Suisse Securities (USA) LLC Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

By:	Jefferies LLC

By:	/s/ Steven Tricarico
Name: Steven Tricarico
Title: Managing Director

[Jeffries LLC Signature Page to Underwriter’s Acceleration Request]